U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                  SEC File No:
                       NOTIFICATION OF LATE FILING 0-12968

                               Form 10-K or 10-KSB

                       For Period Ended December 31, 1996


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  Not applicable. The filing relates to the entire Form 10KSB.

Part I--Registrant Information

            Full Name of Registrant: WORLDPORT COMMUNICATIONS, INC.
                     Address of Principal Executive Office:
                          100 California Street, Suite 1400

              City, State and Zip Code: San Francisco, CA 94111


Part II--Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III--Narrative

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company needs more time to gather sufficient information to adequately prepare a true and accurate report and disclosure in the Form 10-KSB and could not complete the Form 10-KSB without unreasonable effort and expense.

Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

               Edward P. Mooney                (415)393-0724

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?             [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


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                        WORLDPORT COMMUNICATIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1997  By:/s/ Edward P. Mooney
                          --------------------
                              Edward P. Mooney, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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